Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 27, 2021

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Origin Materials and Mitsubishi Gas Chemical Form Alliance to Industrialize Advanced Carbon-Negative Chemicals and Materials https://www.originmaterials.com/press-releases/mitsubishi-gas-chemical

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Origin Materials and Mitsubishi Gas Chemical Form Alliance to Industrialize Advanced

Carbon-Negative Chemicals and Materials

•	Origin Materials and Mitsubishi Gas Chemical have signed an agreement for Origin Materials to sell Mitsubishi Gas Chemical carbon-negative materials to be used in a wide array of end products.

•

In addition, the companies have signed a joint development agreement and started work to create new, functionally advantaged carbon-negative chemicals and derivatives, including high-value specialty chemicals.

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The partnership aims to industrialize new chemistries important to the decarbonizing economy, leveraging Mitsubishi Gas Chemicals’ expertise and capabilities across global supply chains; Mitsubishi Gas Chemical as an important strategic partner for Origin Materials for accessing end markets in the automotive, medical, food, information and communication, energy, and infrastructure sectors.

•

The partnership leverages Origin Materials’ patented technology platform, which turns sustainable wood residues into cost-advantaged, carbon-negative materials that reduce the need for fossil resources.

WEST SACRAMENTO, CA USA and TOKYO, JAPAN (April 27, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, and Mitsubishi Gas Chemical, Inc., a global leader in basic and fine chemicals and advanced materials, today announced a partnership to industrialize and manufacture advanced chemicals and materials built on the Origin Materials technology platform.

The partnership includes an agreement for Origin Materials to sell Mitsubishi Gas Chemical carbon-negative materials and a joint development agreement for the companies to create new, functionally advantaged chemicals and derivatives, including high-value specialty chemicals.

The partnership aims to rapidly develop and industrialize new products based on Origin Materials’ technology platform, leveraging the leadership position of Mitsubishi Gas Chemical as a provider of expertise and resources across global supply chains; Mitsubishi Gas Chemical as an important strategic partner for Origin Materials for accessing end markets in the automotive, medical, food, information and communication, energy, and infrastructure sectors.

The companies believe the market for carbon-negative chemicals and advanced materials will grow significantly in response to rising global demand for low-carbon products and services. The companies aim to explore not only new technologies, but new industrial supply chain relationships that are expected to support technology commercialization and enable downstream products across a variety of industries and applications, including functionally advantaged chemicals and materials.

Origin Materials believes its technology platform, which turns inexpensive, sustainable wood residues into carbon-negative materials, will help revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys, and more with a ~$1 trillion addressable market.

In addition, Origin Materials’ technology platform is expected to provide stable pricing largely de-coupled from the petroleum supply chain, which is exposed to more volatility than supply chains based on sustainable wood residues.

Origin Materials Commentary:

“Origin Materials’ goal is to provide carbon-negative material solutions in a world fast-transitioning to net zero, and so we are delighted to partner with Mitsubishi Gas Chemical, a global leader,” says Origin Materials co-CEO Rich Riley. “Together, we aim to revolutionize entire industries. This is a groundbreaking partnership that we believe will change how countless materials and products are made, with far-reaching impact supporting the world’s ambition to reach net zero emissions.”

Mitsubishi Gas Chemicals Commentary:

“Consistent with its objective to realize and develop a more sustainable society through its business activities, Mitsubishi Gas Chemical has a long record of developing environmentally friendly technologies, including geothermal power generation that emits less carbon dioxide and the production of dimethyl ether as a clean fuel. Partnering with Origin Materials takes Mitsubishi Gas Chemical further toward the development of low-carbon emission technologies and carbon neutralization.”

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

On February 17, 2021, Origin Materials and Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ), a publicly-traded special purpose acquisition company, announced a definitive agreement for a business combination that will result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named Origin Materials and remain listed on the Nasdaq under the new ticker symbol “ORGN.” The transaction, together with anticipated financing and grants, are expected to fully fund Origin Materials until EBITDA positive, and allow Origin Materials to scale and commence commercial production to meet signed customer offtake and capacity reservations of $1.9 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

About Mitsubishi Gas Chemical

Mitsubishi Gas Chemical Company, Inc. (MGC), headquartered in Tokyo, is a unique technology-oriented manufacturer producing more than 90% of its products using proprietary technologies. Committing itself to creating new technology and value, MGC boasts a broad range of products, from basic chemicals such as methanol, xylene, and hydrogen peroxide to high-performance products such as engineering plastics, foamed plastics, materials for printed wiring boards and oxygen absorbers. MGC will continue to societal growth and harmony by creating a wide range of value through chemistry. For more information, please visit MGC’s website: https://www.mgc.co.jp/eng/

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ shareholders and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-

looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668